Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

December 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC Amendment No. 1 to Offering Statement on Form 1-A Filed September 15, 2022 File No. 024-11953

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 6, 2022 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A/A filed with the Commission on September 15, 2022 (the “Offering Statement”) and the Company’s response letter dated October 6, 2022 (the “October Response Letter”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A/A (the “Amended Offering Statement’’), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with responses immediately following the comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Response Letter dated October 6, 2022

General

1. In your disclosure provided in response to comment 3, we note you do not quantify currently outstanding amounts of the Refinance Notes or the Acquisition Notes, although there is disclosure noting that “each prior offered series has paid down or otherwise discharged all or a portion of the outstanding balance of its Acquisition Note.” If material, please provide quantitative disclosure regarding the outstanding amounts under each of the Refinance and Acquisition Notes.

Response to Comment No. 1

As noted in the October Response Letter, the Amended Offering Statement now includes a revised Master Series Table in Appendix A that reflects the repayment status of each Acquisition Note and Refinance Note for both the Series being offered pursuant to the Amended Offering Statement as well as all prior series offered by the Company.

2. We note your response to comment 4 indicating that the “free stock” is being paid for by the sponsor. Please provide a detailed description of the mechanics of the free stock program, including whether the sponsor purchases the securities to be issued and the timing and steps involved in distributing the securities. Also advise us how many shares have been issued and the value attributed to them. It appears the Forms 1-A do not address the free stock program. Please revise or advise us why you believe such disclosure is not material.

Response to Comment No. 2

For convenience, we have divided the Staff’s comments into 3 sections and are responding to each below:

●	Please provide a detailed description of the mechanics of the free stock program, including whether the sponsor purchases the securities to be issued and the timing and steps involved in distributing the securities.

With respect to the Staff’s request for more detailed information regarding the “free stock” programs, please see the program terms attached to this letter as Exhibit A, which includes all the details of each of the three programs that have been offered by the sponsor: Referral Reward Program and the now-expired New Investor Program and “Black Friday” (a/k/a “Cyber Monday” and “Multifamily Residence”) Programs.

In brief, under the remaining program, the sponsor funds the purchase of one Share that is chosen for each new investor and/or referring investor, as applicable, from the current Share inventory of a Series and the Company deposits such Share into the respective investor’s account. The investors may not choose their free Share, are provided the opportunity to view the offering circular for such Share, and can opt out of receiving the free Share. Upon a new investor completing the onboarding process (including full AML/KYC checks) and connecting his/her bank account with Landa, and after such new investor’s account has been approved, the new investor and/or the referring investor are entitled to receive their free Share. New investors need not actually invest in any Series to receive their free Share; they only need to successfully open an account and connect their bank account.

●	Also advise us how many shares have been issued and the value attributed to them.

As of the date of this letter, the sponsor has funded, and the Company has issued, 16,552 free Shares with an aggregate value of $83,366.70 in connection with the “free stock” programs. In addition the sponsor has funded 2,132 free Shares with an aggregate value of $17,855 in Landa App 2 LLC (“Landa 2”), and 15,059 free Shares with an aggregate value of $111,099 in Landa App 3 LLC (“Landa 3”).

●	It appears the Forms 1-A do not address the free stock program. Please revise or advise us why you believe such disclosure is not material.

As noted in the October Response Letter, the “free stock” is being issued by the Company pursuant to one or more of the Company’s (and Landa 2’s and Landa 3’s) qualified Offering Statements (and are part of the $75 million limitation on Shares that may be issued in any rolling 12-month period). Given that the “free stock” is being paid for by the sponsor and, therefore, no Series is receiving any less proceeds from its offering than it would if an investor paid for the Shares itself, we respectfully submit that the “free stock” programs are not material to an investor’s decision whether to invest in any particular Series. In addition, the “free stock” programs are not part of the Company’s offering given that the sponsor may determine from time to time not to offer the “free stock” programs and they are subject to change at the sponsor’s discretion.

Despite the Company’s belief that these programs are not material to a Series, the Company has revised the disclosure under “Plan of Distribution” to note that the sponsor may from time to time offer incentives, such as the “free stock” programs, to investors in the form of “free” Shares that will be issued by a Series to investors and paid for by the sponsor such that a Series will continue to receive its full offering proceeds.

3. We note your response to comment 5 and ask that you provide updated narrative disclosure for all of the prior 37 series offered, whether open or closed, including in an updated Master Series Table in Appendix A.

Response to Comment No. 3

In addition to the revisions noted in the response to Comment No. 1, the Company has also revised the Master Series Table to include information related to all of the Company’s prior series. In addition, Appendix B in the Amended Offering Statement has been revised to incorporate by reference with a live link to the narrative property information that was included in the offering statement pursuant to which the prior series were offered  .

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc: Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc.

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP

Exhibit A

Program Terms

[see attached]

LANDA

New Investor Free Share Program

Last Updated: December 2021

How do I enroll in the New Investor Free Share Program (the “Program”)?

Enrolling is easy. All you have to do is:

1)	Download the Landa Mobile App.
2)	Create your Landa Account.
3)	Complete the onboarding process.
4)	Fund your Landa Account.

Once your Landa Account is approved and funded, we will deposit a series’ share (“Free Share”) directly into your Landa Account!

You’ll be able to keep your Free Share or sell it once secondary trading opens.

Who is eligible?

This Program is only valid for U.S. residents above the age of 18 years old who have not previously funded a Landa Account on the Landa Mobile App.

Do I get to choose my Free Share?

Unfortunately, no. Your Free Share will be chosen at random from our inventory of available shares. Because the Free Share is chosen randomly, you may not receive the same share as others.

When will I receive my Free Share?

Your Free Share will be granted once we have confirmed that you successfully completed the onboarding process and funded your Landa Account in the Landa Mobile App.

Is there a minimum amount that I need to initially deposit in my Landa Account in order to receive my Free Share?

Not at all.

Is the Free Share retroactive?

Unfortunately, we cannot give retroactive credit for sign-ups.

Legal Stuff

Offer only valid for selected individuals who have not previously funded a Landa Account accessible in the Landa Mobile App. Landa reserves the right to change the offer terms or terminate the Program at any time without notice. The Program is not transferable, saleable, or valid in conjunction with other offers and is only available to U.S. residents over the age of 18. Employees, contractors, or persons similarly associated with Landa or a Landa affiliate; members of their household; and employees of any securities regulatory organization or exchange are not eligible. Landa may decline requests to enroll in the Program at its discretion.

The Program is only available for personal use and may not be used for commercial purposes. Landa cannot provide information about someone else’s account or application status. Other restrictions may apply.

Investing in securities involves risks, and there is always the potential of losing money when you invest in securities. Before investing, consider your investment objectives and all applicable charges and expenses. Nothing in this material should be construed as investment or tax advice, or a solicitation or offer, or a recommendation to buy or sell any security. Consult with your tax advisor about the appropriate tax treatment for this offer and any tax implications associated with receipt of a Free Share before enrolling. Neither Landa Holdings, Inc., nor any of its subsidiaries, affiliates, directors, officers or employees take responsibility for any tax related to this share bonus.

By accepting these terms and conditions and participating in the Program you acknowledge certain information so that we can ensure your eligibility. Specifically, you represent to us that while you may receive Free Share, you are not being compensated for soliciting or recommending an investment in series offerings, and in addition:

1.	You are not otherwise in the investment advisory or brokerage business (or, if you are, then your job function is not related the Program or to the financial management of your friend(s)’ assets), and you will not provide investment advice to any individual in connection with the Program.

2.	You are not a government entity, or an agent of such entity acting on its behalf.

3.	You will comply with the requirements for the Program described here, and any securities laws that may apply.

4.	You don’t have any SEC orders issued against you under section 203(f) of the Investment Advisers Act of 1940 (the “Act”) or otherwise; have not been convicted of a felony or misdemeanor involving any securities law violation, including any conviction within the previous ten years of any felony or misdemeanor involving conduct described in section 203(e)(2)(A) through (D) of the Act; have not been found by the SEC to have engaged, or have been convicted of engaging, in any of the conduct specified in paragraphs (1), (5) or (6) of section 203(e) of the Act, and you are not subject to any order, judgment or decree described in section 203(e)(4) of the Act. Please see Section 203 of the Act available here: https://www.govinfo.gov/content/pkg/COMPS-1878/pdf/COMPS-1878.pdf

5.	We may conduct due diligence on you to confirm any of the above information.

6.	You will promptly notify us if any of items(1) through (5) above change.

Landa Holdings, Inc., through its various affiliates and subsidiaries, including, but not limited to, Landa App LLC and Landa App 2 LLC, is conducting a public offering of securities pursuant to Regulation A under the Securities Act of 1933, as amended. Securities will be offered through the Landa Mobile App.

You may obtain a copy of the offering circular that is part of that offering statement available here.

LANDA

REFERRAL PROGRAM

TERMS AND CONDITIONS

Share the wealth and invite your friends and family to invest on the Landa Mobile App through the Landa Referral Program. As soon as your referred person signs up, completes the onboarding process, and connects their bank to their new Landa Account, we will deposit either (i) one (1) free share (“Referral Share”) into both your and your referred person’s Landa Account or (ii) a cash referral reward (“Referral Cash” and together with the Referral Share, the “Referral Reward”) that you can use towards investing.

Each Referral Share represents a membership interest in a series limited liability company (“Series”) and is being offered pursuant to Regulation A under the Securities Act of 1933.

PLEASE REVIEW THE APPLICABLE OFFERING CIRCULAR FOR MORE INFORMATION. YOU MAY OBTAIN A COPY OF THE OFFERING CIRCULAR, AVAILABLE HERE.

The cash amount paid under the Referral Cash will be subject to our sole discretion.

WE RESERVE THE RIGHT TO CANCEL YOUR REFERRAL REWARD IF WE DETERMINE THAT YOU ENGAGED IN ANY FRAUDULENT BEHAVIOR IN CONNECTION WITH YOUR LANDA ACCOUNT.

FOR REFERRING PERSON

How do I participate in the Landa Referral Program?

Enrolling is easy. All you have to do is:

1.	You share the referral link.

2.	Your referred person clicks the link and enters the provided referral code on the referral page.

3.	Your referred person creates a profile, completes the onboarding process and connects their bank account.

4.	Once your referred person’s bank account is connected to their Landa Account, both of you will receive a notification regarding the Referral Reward (and in the case of Referral Shares, a link to the offering circular filed in connection with the applicable Referral Share).

5.	If applicable, choose whether you wish to accept or decline your Referral Reward.

FOR REFFERED PERSON

How do I participate in the Landa Referral Program?

Enrolling is easy. All you have to do is:

1.	Click on the referral link provided to you.

2.	Create a profile, complete the onboarding process and connect your bank to your Landa Account.

3.	Once your bank account is connected to your Landa Account, you will receive a notification regarding the Referral Reward (and in the case of Referral Shares, a link to the offering circular filed in connection with the applicable Referral Share).

4.	If applicable, choose whether you wish to accept or decline your Referral Reward.

GENERAL TERMS

Who is eligible?

The Landa Referral Program is only valid for U.S. residents above the age of 18 years old. We do not provide a Referral Reward to any referred person that previously created a Landa Account on the Landa Mobile App.

Is there a limit to the amount of times I can participate in the Referral Reward Program?

Nope. We do not limit the number of times you, as the referring person, can participate in the Referral Reward Program.

Is the Referral Reward retroactive?

Unfortunately, we cannot give retroactive credit for sign-ups.

If I am a referring person, can I track who signed up with my Landa Referral Program links?

Yes. You will be able to see who you have referred and if they completed the onboarding process in the activity page in the Landa Mobile App.

Do the Referral Shares or Referral Cash reduce the amount of proceeds available to a Series?

No. Landa Holdings, Inc. is contributing to the Series the purchase price of such Referral Shares and is also paying any Referral Cash.

CERTAIN TERMS REGARDING THE REFERRAL SHARES.

Do I get to choose my Referral Share?

No. The Referral Shares will be chosen at random from our inventory of qualified shares of a Series. Please see the applicable offering circular for more information on the Referral Shares and Series.

Because the Referral Shares are chosen randomly, you and your referred person may not both receive the same share as each other or anyone else and the value of such Referral Share may be different from other Referral Shares.

You should review the offering circular here that contains information about the Referral Shares you may be issued, as well as information about the applicable Series and its underlying assets, before agreeing to accept Referral Shares.

When will I receive my Referral Shares?

The Referral Shares will be granted once we have confirmed that the referred person has successfully connected their bank account to their Landa Account on the Landa Mobile App.

If I am a referred person, is there a minimum amount that I need to deposit in my Landa Account in order to receive the Referral Shares?

No.

Do either me or my referred person need to buy shares on the Landa App in order for us to get the Referral Shares?

No. Neither you, nor your referred person, needs to buy shares on the Landa Mobile App in order for you and your referred person to receive your Referral Shares.

CERTAIN TERMS REGARDING THE REFERRAL CASH.

When can I use my Referral Cash?

Once we credit your Landa Account, you can use your Referral Cash immediately to purchase shares on the Landa App.

Do we need to buy shares on the Landa App in order to get the Referral Cash?

No. You do not need to buy shares on the Landa App in order to get the Referral Cash. Just follow the steps listed above.

Can I withdraw my Referral Cash? Do I have to wait?

Yes. You can withdraw the Referral Cash amount and transfer it to your bank account after a period of six (6) months from the date the amount was credited. As noted above, you can invest your Referral Cash immediately to purchase shares on the Landa App.

LEGAL STUFF

Landa reserves the right to change the offer terms or terminate the Landa Referral Program at any time without notice. The Landa Referral Program is not transferable, saleable, or valid in conjunction with other offers and is only available to U.S. residents over the age of 18. Employees, contractors, or persons similarly associated with Landa or a Landa affiliate; members of their household; and employees of any securities regulatory organization or exchange are not eligible. Landa may decline requests to enroll in the Landa Referral Program at its discretion.

The Landa Referral Program is only available for personal use and may not be used for commercial purposes. Landa cannot provide information about someone else’s account. Other restrictions may apply.

Investing in securities involves risks, and there is always the potential of losing money when you invest in securities. Before investing, consider your investment objectives and all applicable charges and expenses.

Nothing in this material nor the receipt of a Referral Reward through the Landa Referral Program should be construed as, nor constitutes, a solicitation or offer of any security, a recommendation to buy, sell or hold any security, or investment advice. Neither we nor any of our affiliates provide investment advice or hereby recommend any security or transaction.

Consult with your tax advisor about the appropriate tax treatment for your participation in the Landa Referral Program and any tax implications associated with receipt of a Referral Reward before enrolling. We do not take responsibility for any tax related to your receipt of a Referral Reward.

For taxable accounts, the value of all offers received hereunder may be reported as Other Income on a Form 1099-MISC where required by applicable rules and regulations. Neither Landa Holdings, Inc., or any of its affiliates or subsidiaries take responsibility for any tax related to the Referral Reward.

Please review the applicable offering circular for more information. You may obtain a copy of the offering circular here.

By accepting these terms and conditions and participating in the Landa Referral Program you acknowledge certain information so that we can ensure your eligibility. Specifically, you represent to us that while you may receive Referral Reward, you are not being compensated for any soliciting or recommending an investment in a Series offerings, and in addition:

1.	You are not otherwise in the investment advisory or brokerage business (or, if you are, then your job function is not related to the Landa Referral Program or to the financial management of your referred person(s)’ assets), and you will not provide investment advice to any individual in connection with the Landa Referral Program.

2.	You are not a government entity, or an agent of such an entity acting on its behalf.

3.	You will comply with the requirements for the Landa Referral Program described here, and any securities laws that may apply.

4.	You (i) don’t have any SEC orders issued against you under Section 203(f) of the Investment Advisers Act of 1940 (the “Act”) or otherwise; (ii) have not been convicted of a felony or misdemeanor involving any securities law violation, including any conviction within the previous ten years of any felony or misdemeanor involving conduct described in Section 203(e)(2)(A) through (D) of the Act; (iii) have not been found by the SEC to have engaged, or have been convicted of engaging, in any of the conduct specified in paragraphs (1), (5) or (6) of Section 203(e) of the Act, and (iv) are not subject to any order, judgment or decree described in Section 203(e)(4) of the Act. Click here for the text of Section 203.

5.	We may conduct due diligence on you to confirm any of the above information.

6.	You will promptly notify us if any of items (1) through (5) above change.

PLEASE REVIEW THE APPLICABLE OFFERING CIRCULAR FOR MORE INFORMATION. YOU MAY OBTAIN A COPY OF THE OFFERING CIRCULAR, AVAILABLE HERE.

Landa

Multi-Family Residence /Black Friday/Cyber Monday Offer

Terms And Conditions

Under the Landa Multi-Family Offer, for every 100 shares you purchase in any one of the participating Series (the “Eligible Series”), you will receive an additional 5 shares of that Eligible Series for free (“Black Friday Shares”).

Each Black Friday Share represents a membership interest in a series limited liability company (“Series”) and is being offered pursuant to Regulation A under the Securities Act of 1933.

Please review the applicable offering circular for more information. you may obtain a copy of the offering circular, available here.

We reserve the right to cancel your Black Friday Shares if we determine that you engaged in any fraudulent behavior in connection with your Landa account.

How do I participate in the Black Friday Offer?

All you have to do is:

1.	Navigate to the Property Page for the Eligible Series.
2.	Select {BUY} and then {BUY} again for 100 or more Shares in the Eligible Series.
3.	Once your transaction is complete, your Black Friday Shares will automatically be deposited into your Landa Account.

General Terms

How does the Black Friday Offer work?

For every increment of 100 shares you purchase in any one of the participating Eligible Series, you will receive an additional 5 Black Friday Shares. For example, if you purchase 200 shares of an Eligible Series, you will receive an additional 10 Black Friday Shares of that Eligible Series.

What are the Eligible Series?

●	Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC
●	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
●	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
●	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
●	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

Who is eligible?

The Landa Black Friday Offer is for investors with an active Landa Account on the Landa Mobile App.

How long will the Landa Black Friday Offer last?

Landa Black Friday Program begins on Tuesday, November 22, 2022 at 12:00PM ET and ends on Monday, November 28, 2022 at 11:59PM ET.

Do I have to purchase all 100 shares of an Eligible Series in a single transaction in order to receive the Black Friday Shares?

Yes. In order to receive the Black Friday Shares, you must purchase all 100 shares of an Eligible Series in a single transaction. For example, if you purchase 40 shares in an Eligible Series and then subsequently purchased 60 shares in the same Eligible Series in a separate transaction, then you will not be eligible for the Black Friday Shares.

Can I choose to receive Black Friday Shares in another Eligible Series?

No. The Black Friday Shares you will receive will be the same shares in the Eligible Series that you purchased. For example, if you purchased 100 shares of Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC, you will receive the Black Friday Shares in Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC.

You should review the offering circular that contains information about the Black Friday Shares, as well as information about the applicable Eligible Series and its underlying asset.

Is there a limit to the number of times I can participate in the Landa Black Friday Program?

Nope. We do not limit the number of times you can participate in the Landa Black Friday Program, subject to Landa’s ownership limitation policy.

Do the Black Friday Shares reduce the amount of proceeds available to a Series?

No. Landa Holdings, Inc. is contributing to the Series the purchase price of such Black Friday Shares.

Do I have to pay taxes on the free shares?

For taxable accounts, the value of all offers received hereunder may be reported as Other Income on a Form 1099-MISC where required by applicable rules and regulations. Neither Landa Holdings, Inc., or any of its affiliates or subsidiaries take responsibility for any tax related to the Black Friday Shares.

Legal stuff

Landa reserves the right to change the offer terms or terminate the Landa Black Friday Program at any time without notice. The Landa Black Friday Program is not transferable, saleable, or valid in conjunction with other offers and is only available to U.S. residents over the age of 18. Employees, contractors, or persons similarly associated with Landa or a Landa affiliate; members of their household; and employees of any securities regulatory organization or exchange are not eligible. Landa may decline requests to enroll in the Landa Black Friday Program at its discretion.

The Landa Black Friday Program is only available for personal use and may not be used for commercial purposes. Landa cannot provide information about someone else’s account. Other restrictions may apply.

Investing in securities involves risks, and there is always the potential of losing money when you invest in securities. Before investing, consider your investment objectives and all applicable charges and expenses.

Nothing in this material nor the receipt of a Black Friday Shares through the Landa Black Friday Program should be construed as, nor constitutes, a solicitation or offer of any security, a recommendation to buy, sell or hold any security, or investment advice. Neither we nor any of our affiliates provide investment advice or hereby recommend any security or transaction.

Consult with your tax advisor about the appropriate tax treatment for your participation in the Landa Black Friday Program and any tax implications associated with receipt of the Black Friday Shares before enrolling. We do not take responsibility for any tax related to your receipt of the Black Friday Shares.

Please review the applicable offering circular for more information. You may obtain a copy of the offering circular, available here.